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# DSM Press Release



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**DSM, Corporate Communications,**
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

23E Heerlen (NL), 9 April 2009

## DSM announces long-term supply agreement with Shire

**Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces that it has entered into a multi-million dollar contract with Shire US Manufacturing Inc., a subsidiary of Shire plc., for the manufacture and supply of specialty pharmaceutical products to Shire.**

Over the course of a three year period commencing on 1 April 2009 Shire plans to transition several products, including Carbatrol® (carbamezepine), Intuniv™ (guanfacine extended release), Lialda® (mesalamine), Pentasa® (mesalamine) and Vyvanse™ (lisdexamfetamine dimesylate) from its Owings Mills, Maryland (United States) facility to DSM Pharmaceutical Product's facility in Greenville, North Carolina (United States). There is an initial term of five years for commercial manufacturing of most products upon completion of a successful transition.

Jan Zuidam, Deputy Chairman of the DSM Managing Board said: *"This is the level of partnership that DSM is committed to and represents the strength of our well established, long term customer relationship with Shire. We believe this deal represents an endorsement of our competitive cost structure and continuing commitment to excellence in providing the pharma industry with confidence in the quality and security of supply that DSM can provide."*

Bob Hartmayer, President and CEO of DSM Pharmaceutical Products added: *"The breadth of our capabilities and regulatory excellence allow us to ensure delivery for our customers drawing on DSM's expertise, competence and financial strength. We are thrilled to expand our commercial relationship with Shire, and look forward to the prospect of future growth at our Greenville facility."*

DSM will also continue to manufacture Adderall XR® (mixed salts of a single-entity amphetamine product) and Fosrenol® (lanthanum carbonate) for Shire and will provide Shire with technical services.

**About DSM Pharmaceutical Products**
DSM Pharmaceutical Products is a global provider of high quality custom contract manufacturing and development services to the pharmaceutical and biopharmaceutical industries. DSM contract manufacturing services include: chemical development, registered intermediates, registered starting materials, active pharmaceutical ingredients (API's), fermentation, mammalian cell production of monoclonal antibodies and proteins, formulation development, clinical trial manufacturing and finished dose form manufacturing of solids, semi-solids, and scheduled drugs, aseptic liquid and lyophilized products. More information: www.dsmpharmaceuticals.com

**DSM – the Life Sciences and Materials Sciences Company**
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more

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enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

**For more information:**

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com